Exhibit A – Form of Management Fee Waiver Agreement

THIS AGREEMENT, dated as of July 17, 2026, is between Lincoln Bain Capital Total Credit Fund (the “Fund”) and Lincoln Financial Investments Corporation (the “Adviser”).

WHEREAS, the Fund’s Board of Trustees has appointed the Adviser to serve as the investment manager of the Fund pursuant to the investment management agreement between the Fund and the Adviser, dated February 28, 2025 (the “Investment Management Agreement”); and

WHEREAS, pursuant to the terms of the Investment Management Agreement, the Fund is obligated to pay the Adviser a management fee equal to an annual rate of 1.00% of the Fund’s gross assets (i.e., gross of fund leverage) (the “Management Fee”); and

WHEREAS, the Fund and the Adviser desire to enter into the arrangements described herein relating to the Adviser’s contractual waiver of a portion of the Management Fee;

NOW, THEREFORE, the Fund and the Adviser hereby agree as follows:

1.

The Adviser hereby agrees to waive 100% of its Management Fee measured as of the end of each month for the Effective Period (as defined below) (the “Fee Waiver”). Notwithstanding anything to the contrary in the amended and restated expense limitation agreement between the Fund and the Adviser, dated August 15, 2025 (the “Amended and Restated Expense Limitation Agreement”), the Fee Waiver shall be imposed after application of the Amended and Restated Expense Limitation Agreement. For illustrative purposes only, in a situation where 1) the Management Fee is 1.00%, 2) the Fund Operating Expenses (as defined in the Amended and Restated Expense Limitation Agreement) are 2.50%, 3) the Operating Expense Limit (as defined in the Amended and Restated Expense Limitation Agreement) is 2.00%, and 4) 1.00% of the Management Fee is waived under the Fee Waiver, then: i) the Operating Expense Limit would be applied to reimburse to the Fund 0.50% of Fund Operating Expenses (the amount in excess of the Operating Expense Limit), decreasing the expense ratio to 2.00%, and ii) the Fee Waiver would be implemented thereafter, waiving an additional 1.00% and causing the Fund’s net expense ratio to equal 1.00%.

2.	The Fee Waiver shall become effective on August 1, 2026 and shall continue through January 31, 2027 (the “Effective Period”).

3.	The Fee Waiver will not impact the Incentive Fee (as defined in Schedule A to the Investment Management Agreement) payable by the Fund.

4.

The Adviser retains its right to recoup any fees waived by it pursuant to this Agreement within three years of such Fee Waiver, if such recoupment can be achieved within the Operating Expense Limit (as defined in the Amended and Restated Expense Limitation Agreement) (before application of the Fee Waiver) in effect at the time the Fee Waiver occurred and the Operating Expense Limit (before application of the Fee Waiver) in effect at the time such recoupment is sought. Notwithstanding anything to the contrary, this Section 3 of this Agreement shall survive any termination of this Agreement with respect to any fees waived that have not been recouped by the Fund to the Adviser.

5.

The Adviser acknowledges that the Fund will rely on this Agreement in preparing and filing amendments to the registration statement for the Fund on Form N-2 with the U.S. Securities and Exchange Commission and for certain other purposes and expressly permits the Fund to do so.

6.

This Agreement may be amended or terminated prior to the conclusion of the Effective Period by written agreement between the Fund and the Adviser upon the approval of such amendment or termination by the Board of Trustees.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LINCOLN BAIN CAPITAL TOTAL CREDIT FUND

/s/ Gordon Huellmantel
Name:	Gordon Huellmantel
Title:	Senior Vice President

LINCOLN FINANCIAL INVESTMENTS CORPORATION

/s/ James Hoffmayer
Name:	James Hoffmayer
Title:	Vice President & Chief Accounting Officer